UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CUREVAC N.V.

 (Name of Issuer)

Common Shares € 0.12 par value

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Scott Sonnenblick
Linklaters LLP
1345 Avenue of the Americas
New York, NY
+1 212 903 9292

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N2451R105	13D	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS
KfW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,871,441*

	8	SHARED VOTING POWER
117,021,658**

	9	SOLE DISPOSITIVE POWER
29,871,441*

	10	SHARED DISPOSITIVE POWER
117,021,658**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,021,658**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.8%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5 of this statement on Schedule 13D.
** Based on the 29,871,441 common shares of CureVac N.V. (the “Issuer”) held by KfW and 87,150,217 common shares of CureVac N.V. beneficially owned by Dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) and Dietmar Hopp (“Hopp”), pursuant to the Shareholders’ Agreement dated as of June 16, 2020 and by and among KfW, dievini and Hopp (the Shareholders’ Agreement”) and as set forth in the prospectus (the “Prospectus”) on Form 424B4 of CureVac N.V. (No. 333-240076) filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2020.
*** Based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

CUSIP No.	N2451R105	13D	Page	3	of	7	Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, par value of €0.12 per share (the “Common Shares”), of CureVac N.V., a public company (naamloze vennootschap) organized under Dutch law (the “Issuer”). The Issuer’s principal executive offices are located at Friedrich-Miescher-Strasse 15, 72076, Tübingen, Germany.

Item 2.	Identity and Background.

This Schedule 13D is filed by KfW, (the “Reporting Person”), a public law institution (Anstalt des öffentlichen Rechts) organized under the Law concerning KfW (the “KfW Law”).

The address of principal business and principal office of the Reporting Person is:

Palmengartenstrasse 5-9
60325 Frankfurt am Main
Germany

The Reporting Person is a promotional bank and serves domestic and international public policy objectives of the federal government of the Federal Republic of Germany.

The Federal Republic of Germany holds 80% of the Reporting Person’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding the executive board of the Reporting Person is set forth in Annex A hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Issuer’s securities was general funds.

Item 4.	Purpose of the Transaction.

In June 2020, the Reporting Person was mandated by the federal government of the Federal Republic of Germany pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to make an investment (“Investment”) of approximately EUR 300 million by way of acquiring a shareholding in the biopharmaceutical company CureVac AG. The Investment occurred at the end of July 2020. On August 10, 2020, CureVac B.V., a private company with limited liability under Dutch law, announced its intention to offer and sell in an underwritten initial public offering (“IPO”) new common shares and to list such shares on The Nasdaq Global Market (“Nasdaq”). In connection with the consummation of the IPO, all shares of CureVac AG were contributed into CureVac B.V. in exchange for shares of CureVac B.V. and CureVac B.V. was converted to the Issuer (the “Reorganization”). Under the mandate, the Reporting Person is fully covered by the Federal Republic of Germany against any economic risks resulting from its investment.

The Reporting Person intends to review its investments in the Issuer on a continuing basis. Based on such review, the Reporting Person may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Person.

The Reporting Person may engage in discussions with management, the Issuer’s management board and supervisory board, shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as a merger, take private transaction that could result in a de-listing or de-registration of the Common Shares, sales or acquisitions of assets or businesses, changes to the capitalization or dividend policy of the Issuer or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s management board and supervisory board.

Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, price levels of the Issuer’s securities, general market, industry and economic conditions, the relative attractiveness of alternative business and investment opportunities and other future developments.

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Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a)	After the consummation of the IPO, the Reporting Person has sole voting and dispositive power over 29,871,441 Common Shares, representing 17.0% of the outstanding Common Shares.
(b)
Pursuant to the Shareholders’ Agreement, as disclosed by Item 6 of this Schedule 13D, the Reporting Person has shared voting and dispositive power with dievini and Hopp over 117,021,658 Common Shares, representing 65.8% of the outstanding Common Shares.

(c)
Except as set out in this paragraph (c), the Reporting Person has not effected any transactions in the Common Shares during the past sixty days. To the knowledge of the Reporting Person, none of the members of the executive board of the Reporting Person listed in Annex A to this Schedule 13D effected any transactions in the Common Shares during the past sixty days. On August 14, 2020, in accordance with the Shareholders’ Agreement, Hopp, through DH-LT-Investments GmbH and affiliated entities, purchased EUR 100 million of Common Shares at a price of US$ 16.00 per share, over which the Reporting Person has shared voting and dispositive power.

(d)
Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’ securities.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholders’ Agreement

In connection with the Investment, the Reporting Person, dievini and Hopp entered into the Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in the Issuer, certain nomination rights, and a voting agreement relating to certain specified actions. In particular, dievini and Hopp agreed to vote a specified number of their shares as directed by the Reporting Person on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (i) transferring the tax domicile of the Issuer and/or the approval of the transfer of the corporate or administrative seat of CureVac AG; (ii) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (iii) entering into material mergers and acquisitions; and (iv) amendments to the articles of association of CureVac AG which would affect the foregoing matters. Under the terms of the Shareholders’ Agreement, Hopp has agreed to purchase an aggregate of EUR 100 million of the Common Shares in a concurrent private placement at a price per share equal to the initial public offering price. Hopp has effected this purchase through DH-LT-Investments GmbH and its affiliate entities. In connection with such concurrent private placement, DH-LT-Investments GmbH acceded to the Shareholders’ Agreement on August 14, 2020. The Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of the Reporting Person and dievini, and may be terminated after the initial fixed term, or the extended term, if applicable, by either party subject to six months’ notice prior the end of the applicable calendar year. In addition, the Shareholders’ Agreement shall automatically terminate if the Reporting Person sells all or a part of its interest in the Issuer to a third party, subject to certain exceptions.

Investment and Shareholders’ Agreement

CureVac AG, the Reporting Person and certain pre-IPO shareholders of CureVac AG entered into an investment and shareholders’ agreement dated as of July 17, 2020 (“ISA”). The ISA provides for certain particular shareholders’ rights and also envisages restrictions on the shareholders party thereto, including the obligation to enter into a registration rights agreement, restrictions on transfer, as well as certain tag along rights, drag along rights, demand rights, rights of first offer and rights of first refusal.

Upon the listing of the Common Shares on Nasdaq, only certain limited provisions of the ISA survived the Reorganization. Pursuant to such provisions that will survive the IPO, the Issuer and the pre-IPO shareholders parties to the ISA are obligated to the following obligations:

CUSIP No.	N2451R105	13D	Page	5	of	7	Pages

•
The Issuer agreed to prepare and provide the Reporting Person the Issuer’s interim financials not later than 30 days after the end of each quarter. In addition, not later than 30 days prior to the start of each fiscal year the Issuer agreed to prepare and provide the Reporting Person the Issuer’s operating plans that shall include certain projections regarding the Issuer’s financials, business plan relating to the succeeding fiscal year including the Issuer’s development plans, financial and investment plans, budgeted and projected figures and other information and forecasts. The Issuer’s supervisory board will need to approve the planning by a simple majority vote. In addition, subject to certain limitations, the member of the Issuer’s supervisory board designated (nominiert) by the Reporting Person shall, to the extent not prohibited by any mandatory law and/or Nasdaq rules, be entitled to pass on and discuss any information received in his or her capacity as a member of the supervisory board with the Reporting Person and certain governmental agencies and offices of the federal government of the Federal Republic of Germany, however, restricted to the extent required for the Reporting Person and any of the aforementioned institutions to comply with their respective obligations. The Issuer is obligated to also provide to the Reporting Person upon its request such information that is reasonably requested by the Reporting Person for the management and the controlling of the Reporting Person’s shareholding in the Issuer in order for the Reporting Person and certain other institutions as of the Federal Republic of Germany to comply with their respective obligations;

•
The Reporting Person has the right to designate (nominieren) one member of the Issuer’s supervisory board for appointment by the general meeting (and to prompt the recall of such member of the supervisory board at its sole discretion) as long as the Reporting Person’s shareholding in the Issuer’s share capital is at least 10% in accordance with the arrangements included in the Issuer’s articles of association. Furthermore, the Issuer’s pre-IPO shareholders shall, to the extent legally permissible, ensure that any established advisory board or any other comparable panel of the Issuer’s subsidiaries or affiliate shall also provide the Reporting Person the right, upon its discretion, to include a member to be designated (nominieren);

•	The Issuer needs to reasonably cooperate with each of the Issuer’s pre-IPO shareholders, including the Reporting Person, to provide them with information that is mandatory for their tax obligations;

•
If the Issuer fails to withhold taxes on certain amounts paid to a pre-IPO shareholder (including the Reporting Person), its affiliates and certain related persons of such pre-IPO shareholder (excluding a shareholder that was not the Issuer’s shareholder prior to the investment by the Reporting Person, Glaxo Group Limited, Qatar Holding LLC and other investors pursuant to a binding agreement dated as of July 17, 2020 (the “2020 Private Investment”)), and such certain amounts are reimbursable or creditable to such pre-IPO shareholder, its affiliates and certain related persons of such pre-IPO shareholder, then such pre-IPO shareholder will need to use his or her best efforts in order to obtain a credit or reimbursement from the applicable tax authority and such credit or reimbursement shall be paid to the Issuer;

•
The Issuer is obligated to use the funds raised in the 2020 Private Investment solely to fund the (i) development of the Issuer’s proprietary pipeline, including earlier stage assets currently in preclinical development; (ii) research and development activities to expand the Issuer’s mRNA platform technology, in particular with respect to the Issuer’s vaccine candidate against SARS-CoV-2 and other infectious diseases; and (iii) manufacturing capacities for mRNA-based drug product candidates and future approved products;

•
Upon consummation of the IPO, the Issuer agreed to file an application for continuation of tax book value (Antrag auf Buchwertfortführung acc. to Sec. 21 par. 1 second and third sentences German Tax Conversion Act — UmwStG) regarding the shares of CureVac AG to be transferred as set out above with the respectively competent tax authorities within four (4) months after the date of the ISA at the latest;

•
Following the consummation of the IPO, the Issuer agreed to provide pre-IPO shareholders holding at least 10% of the Issuer’s share capital, certain information required to facilitate the disposition of the Issuer’s shares held by any such pre-IPO shareholder, or in some circumstances to provide information that the Issuer intends to file with the SEC and in such case the Issuer may be required to take into account the input of such pre-IPO shareholder holding prior to the filing with the SEC. In addition, the Issuer agreed that upon a written request of such a pre-IPO shareholder, the Issuer will add such pre-IPO shareholder holding to the Issuer’s liability insurance as a named insured in connection with the consummation of the IPO, but any related premium shall be borne by such pre-IPO shareholder holding at least 10% of the Issuer’s share capital; and

•
Dievini and certain other limited pre-IPO shareholders agreed to bear the economics with respect to the CureVac AG’s operation of a virtual shares program for its management board and selected key employees (“Prior VSOP”) for a total of up to 60,175 participation rights corresponding with 10% of CureVac AG’s share capital as of February 1, 2015 in the amount of altogether EUR 601,750. In case of an exercise event under the Prior VSOP, dievini and such other limited pre-IPO shareholders agreed to transfer the Common Shares up to a pre-determined amount to allow the Issuer to fulfil any claims of the beneficiaries under the Prior VSOP.

Registration Rights Agreement

Pursuant to the registration rights agreement dated as of August 14, 2020 and by and among the Issuer, the Reporting Person, dievini and DH-LT-Investments GmbH, certain shareholders are provided with customary piggyback and certain demand registration rights subject to customary limitations and restrictions.

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Relationship Agreement

In connection with the Investment, the Reporting Person, dievini and CureVac B.V. entered into a relationship agreement dated as of July 17, 2020 (the “Relationship Agreement”). Pursuant to the Relationship Agreement, the parties agreed upon the form of the articles of association, the supervisory board rules and the management board rules. In addition, the Relationship Agreement establishes that if at any time during the effectiveness of the Shareholders’ Agreement any of the Issuer’s shareholders other than the Reporting Person or dievini is granted a nomination right to the Issuer’s supervisory board or the supervisory board of any of the Issuer’s subsidiaries, then all of the parties to the Relationship Agreement shall use best efforts to exercise their shareholder rights to ensure that the Reporting Person and dievini shall each be given a nomination right as well. The Issuer also agreed not to procure, not to propose or implement during the terms of the Shareholders’ Agreement and the ISA, any amendment to the corporate documents of CureVac AG or CureVac B.V. or the Issuer, which would violate or not observe the Relationship Agreement, the ISA or other agreements concluded with the Issuer and the Reporting Person in connection with the Investment.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1
Shareholders’ Agreement dated as of June 16, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 3.6 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

2
Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

3
Relationship Agreement dated as of July 17, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

4
Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

5	Supplement to the Shareholders’ Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG, Dietmar Hopp and DH-LT Investments GmbH.

CUSIP No.	N2451R105	13D	Page	7	of	7	Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2020

KfW

By:	/s/ Nils Reichhelm
Name: Nils Reichhelm
Title: Abteilungsdirektor

By:	/s/ Elina Pradkhan
Name: Elina Pradkhan
Title: Senior Manager

ANNEX A

The following sets forth the name, position, principal occupation and citizenship of each member of the executive board of KfW as set forth on the website of KfW as of August 24, 2020.

EXECUTIVE BOARD

Name	Principal Occupation or Employment	Business Address	Citizenship
Dr Günther Bräunig	Chief Executive Officer of KfW	(1)	Germany
Dr Ingrid Hengster	Member of the Executive Board of KfW	(1)	Austria
Melanie Kehr	CIO of KfW	(1)	Germany
Bernd Loewen	CFO of KfW	(1)	Germany
Prof. Dr Joachim Nagel	Member of the Executive Board of KfW	(1)	Germany
Dr Stefan Peiß	CRO of KfW	(1)	Germany

(1)	Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany

8

Exhibit Index

Exhibit No.	Description
1
Shareholders’ Agreement dated as of June 16, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 3.6 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

2
Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

3
Relationship Agreement dated as of July 17, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

4
Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

5	Supplement to the Shareholders’ Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG, Dietmar Hopp and DH-LT Investments GmbH.

9